UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA
SEMIANNUAL REPORT PURSUANT TO REGULATION A
UNDER THE SECURITIES ACT OF 1933

This Form 1-SA is to provide a Semiannual Report for the period ended June 30, 2025.

Exact name of issuer as specified in the issuer's charter: VELOCE CAP FUND 1 LP
Jurisdiction of incorporation/organization: New Jersey
I.R.S. Employer Identification Number: 87-2323046
Address of Principal Executive Offices: 58 MAIN ST., 2ND FLOOR, HACKENSACK, NEW JERSEY 07601
Phone: 201-786-6300
Title of each class of securities issued pursuant to Regulation A: Debt Securities

PART I
FINANCIAL STATEMENTS

The following unaudited interim financial statements of Veloce Cap Fund 1, LP are included for the six-month period ended June 30, 2025.

VELOCE CAP FUND 1, LP
TABLE OF CONTENTS
PERIOD ENDED JUNE 30, 2025

Financial Statements:                                      Page
Balance Sheet                                               F-3
Statement of Income                                         F-4
Statement of Changes in Members' Equity                     F-5
Statement of Cash Flows                                     F-6

VELOCE CAP FUND 1, LP
BALANCE SHEET
AS OF JUNE 30, 2025

ASSETS
CURRENT ASSETS
Cash and cash equivalents                                       158,185
Accounts receivable                                              96,669
Organization costs, net                                          10,000
Trust deed notes receivable                                   4,980,000
TOTAL ASSETS                                                  5,244,854
LIABILITIES AND MEMBERS' EQUITY
CURRENT LIABILITIES
Incentive fees payable                                          109,337
Management fees payable                                          87,727
Admin fees payable                                                2,300
Audit/tax fees payable                                           17,500
Due to GP                                                         1,832
Organization costs payable                                       25,000
TOTAL CURRENT LIABILITIES                                       243,696
MEMBERS' EQUITY - PER ACCOMPANYING STATEMENT                  5,001,158
TOTAL LIABILITIES AND MEMBERS' EQUITY                         5,244,854

The accompanying statements are unaudited interim financial statements.

VELOCE CAP FUND 1, LP
STATEMENT OF INCOME
JANUARY 1, 2025 TO JUNE 30, 2025

REVENUE
Interest Income                                                 517,529
TOTAL REVENUE                                                   517,529
OPERATING EXPENSES
Operating expenses                                               73,278
TOTAL OPERATING EXPENSES                                         73,278
NET INCOME                                                      444,251

VELOCE CAP FUND 1, LP
STATEMENT OF CHANGES IN MEMBERS' EQUITY
JANUARY 1, 2025 TO JUNE 30, 2025

MEMBERS' EQUITY
DECEMBER 31, 2024 - AS REPORTED                               3,605,011
Net income                                                      444,251
Partner contributions                                         1,065,000
Partner redemptions                                           (113,104)
JUNE 30, 2025                                                 5,001,158

VELOCE CAP FUND 1, LP
STATEMENT OF CASH FLOWS
JANUARY 1, 2025 TO JUNE 30, 2025

CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                      444,251
Amortization of organization costs                                2,500
Increase in accounts receivable                                (17,420)
Increase in management fee payable                               43,818
Increase in incentive fee payable                                     0
Increase in other payables                                        2,800
NET CASH PROVIDED BY OPERATIONS                                 475,949
CASH FLOWS FROM INVESTING ACTIVITIES
Trust deed notes received                                       500,000
Trust deed notes receivable - funded                        (1,800,000)
NET CASH USED IN INVESTING                                  (1,300,000)
CASH FLOWS FROM FINANCING ACTIVITIES
Capital contributions                                         1,065,000
Capital redemptions                                           (111,271)
NET CASH PROVIDED BY FINANCING                                  953,729
NET INCREASE IN CASH AND CASH EQUIVALENTS                       129,678
CASH AND CASH EQUIVALENTS - DECEMBER 31, 2024                    28,507
CASH AND CASH EQUIVALENTS - JUNE 30, 2025                       158,185

PART II
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview
Veloce Cap Fund 1, LP is a New Jersey limited partnership that uses offering proceeds to make, purchase, originate, fund, acquire and/or sell loans secured by interests in real or personal property. The interim financial statements included in this report are unaudited and cover the six-month period ended June 30, 2025.

Results of Operations
For the six months ended June 30, 2025, the Fund generated interest income of $517,529, compared with $264,717 for the period ended June 30, 2024. Operating expenses were $73,278, compared with $40,594 for the prior-year period. Net income was $444,251, compared with $224,123 for the prior-year period.

Financial Condition
As of June 30, 2025, total assets were $5,244,854, consisting primarily of trust deed notes receivable of $4,980,000, cash and cash equivalents of $158,185, and accounts receivable of $96,669. Total current liabilities were $243,696, and members' equity was $5,001,158.

Liquidity and Capital Resources
Net cash provided by operating activities was $475,949 for the period. Net cash used in investing activities was $1,300,000, primarily reflecting trust deed notes receivable funded during the period. Net cash provided by financing activities was $953,729, reflecting partner contributions of $1,065,000 and capital redemptions of $111,271. Cash and cash equivalents increased from $28,507 at December 31, 2024 to $158,185 at June 30, 2025.

Material Changes
Management is not aware of any material changes requiring disclosure in this Form 1-SA other than the operating results and financial condition reflected in the interim financial statements included herein. The issuer should review this section before filing and update it for any material events occurring after June 30, 2025.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this semiannual report to be signed on its behalf by the undersigned, thereunto duly authorized.

VELOCE CAP FUND 1 LP
By: Veloce Consulting, Inc., its General Partner

By: ________________________________
Name: ______________________________
Title: _______________________________
Date: _______________________________